Filed by Olin Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

On June 16, 2026, the following graphic was made available to employees of Olin Corporation (“Olin”) in connection with the proposed transaction between Olin Corporation and Huntsman Corporation (“Huntsman”) (the “Proposed Transaction”):

Infographic

Olin & Huntsman to Combine This is an exciting opportunity for our company. But importantly, nothing changes today. The transaction is expected to close in the Founded first half of 2027. Until that time, we remain in 1970 an independent company, and it is business as usual. Transformed from packaging to downstream materials WHAT YOU CAN CONTINUE TO RELY ON: Headquartered in Your pay, benefits, hours, The Woodlands, Texas and daily responsibilities Commitment to safety at every site 6,000 and location associates worldwide Our ALL IN values Now a leading global chemicals company Commitment to supporting our talented serving technical, teams and being a great place to work application-driven end markets

Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”). In connection with the proposed transaction, Olin and Huntsman intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.” Participants in the Solicitation Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March 20, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 19, 2026 and June 3, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June 3, 2026. Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above. Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts; and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability. All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec. gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this release speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this release whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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On June 16, 2026, the following communications were provided to employees of Olin in connection with the Proposed Transaction:

ABOUT THE MERGER

Q: Why are we merging?

At the simplest level, we’re doing this because we are combining strengths to better serve customers and create long-term growth opportunities. Mergers like this, including ours, aim to expand capabilities, improve efficiency, and strengthen market position. And while this transaction has a defined legal structure, what it really means day-to-day is combining two strong organizations to create a more resilient and value-focused company. Together, we will be able to achieve more and reach greater heights than each company could on its own.

Q. Does this mean we’re selling Winchester?

No. And we want to be very clear about that. Winchester will continue to operate as a key business within the combined company and will continue to grow its industry-leading brand and deepen its long-term relationships with sporting, law enforcement and military customers.

JOB SECURITY & WORKFORCE CHANGES

Q: Will there be job reductions?

We understand this is a top concern. It’s important to keep in mind that nothing changes today and we will continue to operate as usual. This transaction came together to capture opportunities for growth, which will mean opportunities for employees over time following transaction close. As is standard with transactions of this nature, some roles may change as we integrate or be eliminated where there may be overlap with Huntsman, but our goal is to minimize disruption. We’ll communicate with you in a transparent way about what any changes mean. And if anything affects you personally, you will be informed directly about the benefits you receive and you will be supported throughout the process.

Q: How will decisions be made about roles?

When decisions do come, they will be carefully thought through by an integration team made up of team members from both companies and overseen by a Strategic Integration Committee of the combined company’s Board of Directors. Decisions will be based on business needs, skills, capabilities, and future organizational structure. And we want you to hear this clearly: we are committed to applying consistent and fair decision-making principles.

Q: Will I need to reapply for my current role?

Please keep in mind that nothing is changing today and there is no impact on roles and responsibilities as a result of the announcement. Looking ahead to after the transaction has closed, in most cases you’ll just keep doing your job. But in some cases where roles are redesigned or consolidated, employees may be asked to express interest or apply. This wouldn’t happen for some time. If that does happen, you won’t be left guessing. Clear guidance will be provided.

Q: Will my role or responsibilities change?

Please keep in mind that nothing is changing today and there is no impact on roles and responsibilities as a result of the announcement. Over time, some roles may evolve as the new organization takes shape following transaction close. If that happens for you, we’ll handle it directly and respectfully. If your role changes you will receive advanced communication and you will be supported through training or transition where needed.

Q: Will there be new job opportunities?

Yes. Mergers can open doors through career development, cross-functional experience, and global mobility. If you have a specific interest in a new path, you don’t have to navigate it alone. Connect with your leader and HR business partner to talk through it.

COMPENSATION, BENEFITS & PAY

Q: Will my salary change?

We know this matters. There are no changes to salaries as a result of this announcement. Longer term after transaction close, compensation structures will align across the combined organization.

Q: What will happen to benefits?

There are no changes to benefits as a result of this announcement. Following transaction close and over time, benefits may evolve as we harmonize programs globally. If anything changes, you’ll have time to plan. Any changes will be communicated in advance with clear explanation and support.

Q: How will pay equity and fairness be managed?

The bottom line is that we are committed to fair and competitive compensation practices. If any adjustments are necessary, we will consider market benchmarks, role scope, and internal equity as we do today.

Q: Will I need to relocate?

Some roles may shift location depending on organizational needs following transaction close. If that applies to you, you won’t find out last-minute: if relocation is required, you will be informed early. And support (relocation assistance or alternatives) will be provided where applicable.

CULTURE & WAYS OF WORKING

Q: What happens to Ai4OE and The Olin Way?

These aren’t going away — they’re part of who we are. At our manufacturing sites, The Olin Way remains foundational to how we operate today, and continuous improvement remains central to how we run our business. As we continue down this path and, ultimately, bring the two companies together, we will keep building on that foundation to drive even safer, more productive and more effective operations across the combined company.

COMMUNICATION & TRANSPARENCY

Q. Can I speak to others outside of the company about the transaction?

You’re welcome to talk with friends and family in general terms, using good judgment. Do not share confidential, non-public, or internal-only information about the transaction. That includes details that have not been publicly announced, as well as internal discussions, materials, or plans. If you’re contacted by media, investors, analysts, customers, suppliers, or others asking for comment, do not respond on behalf of the company and instead direct them to our media relations email: CorporateMedia.Queries@Olin.com. When in doubt, it’s best to pause and ask before sharing.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin and Huntsman. In connection with the proposed transaction, Olin and Huntsman intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March  20, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  19, 2026 and June 3, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June  3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts; and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this communication speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this communication whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.